UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 27, 2023 (February 22, 2023)

Molekule Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41096	45-3213164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10455 Riverside Dr. Palm Beach Gardens, FL	33410
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (833) 652-5326

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	MKUL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 26, 2023, Molekule Group, Inc. (the “Company” or “Molekule”) entered into an Agreement and Plan of Merger (the “Agreement”) with Avatar Merger Sub Ltd., an Israeli company and wholly owned subsidiary of the Company (“Merger Sub”), and Aura Smart Air Ltd., an Israeli company listed on the Tel Aviv Stock Exchange (the "TASE") and the creator of a proprietary, software, sensor and IoT-enabled data-driven air purification system (“Aura”).

The Agreement provides that, upon the terms and subject to the conditions set forth in the Agreement, and in accordance with the Israeli Companies Law, Merger Sub shall be merged with and into Aura, and Aura will continue as a wholly owned subsidiary of the Company (the “Merger”). At the closing of the Merger, upon the terms and subject to the conditions set forth in the Agreement, each ordinary share of Aura issued and outstanding immediately prior to the closing of the Merger will be converted into the right to receive from Molekule a number of validly issued, fully paid and nonassessable shares of Molekule common stock equal to (A) 3,519,105, divided by (B) the aggregate number of issued and outstanding Aura ordinary shares as of the closing of the Merger, in each case without interest (the “Merger Consideration”). Any fractional shares of Molekule common stock will be rounded down.

Each of Molekule, Merger Sub and Aura has provided customary representations, warranties and covenants in the Agreement. The completion of the Merger is subject to various closing conditions, including Aura obtaining the requisite shareholder approval and an Israeli tax ruling regarding withholding tax, Molekule’s registration statement on Form S-4 being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority (the "ISA") and the listing of the Molekule common stock on the TASE. The Agreement contains customary termination rights for both the Company and Aura. Both the Company and Aura have the right to terminate the Agreement if the closing of the Merger does not occur on or before September 30, 2023.

The Merger is expected to close early in the second half of 2023.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Also, on February 26, 2023, Molekule issued a press release announcing the signing of the Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01 Other Events.

On February 22, 2023, the Board of Directors of the Company approved a grant to Dr. Amin J. Khoury, the Chairman of the Board, pursuant to the Molekule Group, Inc. 2021 Incentive Award Plan, of 650,000 restricted stock units (the “RSUs”) in recognition of Dr. Khoury’s past and ongoing efforts related to the strategic development of the Company. The RSUs will vest in equal annual installments on each of the first four anniversaries of the grant date.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and, in Israel, by means of a prospectus approved by the ISA.

Important Additional Information Will be Filed with the SEC and the ISA

Molekule will file with the SEC and the ISA a registration statement on Form S-4, which will include a prospectus of Molekule. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND THE ISA IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MOLEKULE, AURA, THE PROPOSED MERGER AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov, the website maintained by the TASE at www.tase.co.il and on Molekule’s website at https://investors.molekule.com.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current beliefs and expectations of our management and are subject to known and unknown risks and uncertainties. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast” or other similar expressions help identify forward-looking statements. Factors that could cause actual events to differ include, but are not limited to:

•	the risk that the Merger may not be completed;

•	the ability to successfully combine the businesses of Molekule and Aura;

•	the ability of the parties to achieve the expected synergies and other benefits from the Merger within the expected time frames or at all;

•	the incurrence of significant transaction and other related fees and costs;

•	the incurrence of unexpected costs, liabilities or delays relating to the Merger;

•	the risk that the public assigns a lower value to Aura’s business than the value used in negotiating the terms of the Merger;

•	the risk that the Merger may not be accretive to our stockholders;

•	the risk that the Merger may prevent us from acting on future opportunities to enhance stockholder value;

•	the dilutive impact of the stock consideration that will be issued in the Merger;

•	the risk that any goodwill or identifiable intangible assets recorded due to the Merger could become impaired;

•	potential disruptions to the business of the companies while the Merger is pending;

•	the risk that a closing condition to the proposed Merger may not be satisfied;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger; and

•	other economic, business, competitive and regulatory factors affecting the businesses of Molekule and Aura generally, including those set forth in Molekule’s filings with the SEC, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Molekule’s latest annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other SEC filings, and in Aura's filings with the ISA, including in the "Risk Factors" section in its latest annual report.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although Molekule believes that the expectations reflected in the forward-looking statements are reasonable based on information currently available, Molekule cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this Current Report on Form 8-K. The parties undertake no obligation to revise or update any of the forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K or to reflect new information or the occurrence of unanticipated events.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

See the Exhibit Index below, which is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated February 26, 2023
99.1	Press release, dated February 26, 2023
104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 27, 2023

MOLEKULE GROUP, INC.

By:	/s/ Ryan Tyler
Name: Ryan Tyler
Title: Chief Financial Officer

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